CONSENT OF QUALIFIED PERSON

United States Securities and Exchange Commission	Date: March 30, 2009

Re:	Northern Dynasty (the “Company”)
Technical Report entitled “Technical Report on the 2008 Program and Update on
Mineral Resources and Metallurgy for the Pebble Copper-Gold-Molybdenum
Project, Iliamna Lake Area, Southwestern Alaska, USA”, dated February 13 2009

I, David Rennie, P.Eng., do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report entitled “Technical Report on the 2008 Program and Update on Mineral Resources and Metallurgy for the Pebble Copper-Gold-Molybdenum Project, Iliamna Lake Area, Southwestern Alaska, USA”, dated February 13, 2009 and to extracts from, or a summary of, the Technical Report as may be required by the regulatory authorities.

I have read Northern Dynasty’s 2008 40F, dated March 30, 2009 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

(Signed) “David Rennie”

David Rennie, P.Eng.
Principal Geologist
Scott Wilson Roscoe Postle Associates Inc.

Email: david.rennie@scottwilson.com